Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

Bonus-eligible employees Email 7:35am(CST)	Dec. 18, 2006
SUBJECT LINE: Express Scripts Proposes to Acquire Caremark
Express Scripts announced today that it is proposing to acquire all outstanding shares of Caremark in a cash and stock transaction valued at approximately $26 billion. Combined, the two companies will create the world’s preeminent PBM.
As part of the announcement, Express Scripts today sent a letter to the Caremark Board of Directors outlining the terms of our proposal. We are recommending that Caremark authorize its management to enter into discussions with us and work cooperatively to complete a negotiated transaction.
Together, we will have the size, scale and financial strength to expand the markets we serve and enhance our value proposition and, thus, our competitive position.
For more details on the proposed acquisition, please refer to the news release and attached talking points. The news release can be shared externally. The talking points are intended for internal use only as a basis for conversations with your teams.
{Attachment with talking points}
IMPORTANT INFORMATION
This material is not a substitute for the prospectus/proxy statement Express Scripts and Caremark would file with the Securities and Exchange Commission (“SEC”) if an agreement between Express Scripts and Caremark is reached or any other documents which Express Scripts may send to shareholders in connection with the proposed transaction. Investors are urged to read any such documents, when available, because they will contain important information. Such documents would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Express Scripts, 13900 Riverport Dr., Maryland Heights, Missouri, Attn: Corporate Secretary, or MacKenzie Partners, Inc., at 800.322.2885 or by e-mail at expressscripts@mackenziepartners.com.
Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ proxy statement, dated April 18, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.
This material relates to a business combination transaction with Caremark proposed by Express Scripts which may become the subject of a registration statement filed with the SEC. Investors and security holders are advised to read this document and all other applicable documents if and when they become available because they will include important information. Investors and security holders may obtain a free copy of any documents filed by Express Scripts with the SEC at the SEC’s website (www.sec.gov) or by directing a request to Express Scripts at the address set forth above or MacKenzie Partners, Inc. at the telephone number and e-mail address set forth above.